UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Aristotle Pacific Enhanced CLO Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

615 East Michigan Street
Milwaukee, Wisconsin 53202

Telephone Number (including area code):

(414) 516-1681

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801

With copies of Notices and Communications to:

Mark A. Quade Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601	Deborah Bielicke Eades Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ X ]    NO [ ]

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Milwaukee and State of Wisconsin on November 3, 2025.

ARISTOTLE PACIFIC ENHANCED CLO INCOME FUND By: /s/ Rachel A. Spearo Rachel A. Spearo Trustee
ATTEST: By: /s/ Alyssa M. Bernard Name: Alyssa M. Bernard for U.S. Bank Global Fund Services